January 17, 2008

David Smail, Esq.
Morgans Hotel Group Co.
475 Tenth Avenue
New York, New York 10018

> **Re: Hard Rock Hotel Holdings, LLC**
> **Form 10**
> **File No. 000-52992**
> **Filed December 20, 2007**

Dear Mr. Smail:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that the Form 10 goes effective by lapse of time 60 days after the original filing date pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934. Upon the expiration of this 60-day time period, you will be subject to the reporting requirements under Section 13(a) of the Securities Exchange Act of 1934. In addition, we will continue to review your filing until all of our comments have been addressed.

2.   Please provide us with highlighted copies of any study or report that you cite or on which you rely. For example, we note that you refer to the Law Vegas Convention and Visitors

Authority. Confirm that the industry reports or studies that you rely on were not prepared for you and that you did not compensate the party that prepared these reports or studies.

Cautionary Statement…, page 1

3.   Since you were not subject to the reporting requirements of Section 13(a) or Section 15(d) of the Exchange Act, you are not eligible to rely upon the safe-harbor of Section 21E of the Exchange Act. Please revise the disclosure accordingly.

The Hotel, page 8

4.   We note your footnote disclosure that it is customary to include complimentary rooms in your occupancy and ADR disclosure. Please advise us of the occupancy and ADR for the most recent stub period excluding complimentary rooms. We may have further comments. In addition, please expand the footnote to disclose how the daily rate is calculated for purposes of a complimentary room and confirm to us that complimentary rooms that are awarded but not used are not treated as occupied.

The Casino, page 8

5.   Please disclose the purchase price paid by Golden HRC, LLC to acquire HRHI's gaming asset.

Marketing, page 11

6.   Please tell us and disclose if your proprietary database was acquired in the merger. To the extent it was acquired, please tell us how you accounted for this proprietary database. Reference is made to SFAS 141.

Competition, page 12

7.   We note that your business competes in several markets, including lodging, food and beverage, gaming, and retail. Please revise your competition discussion to include a description of the competitive conditions for each of your major markets.

Property Management Agreement, page 21

8.   Please provide a more detailed description of the circumstances under which Morgans Management is entitled to receive the 10.0% incentive management fee.

Casino Sublease, page 21

9.   Please disclose why the Casino Operator has attempted to terminate the Casino Sublease agreement.

We depend on our key personnel for the future success of our business . . . , page 30

10.   Please disclose the names of your key personnel.

Unaudited Pro Forma Financial Data, page 41

11.   It appears that you have entered into several employment agreements in anticipation of the purchase of the Hard Rock. Please tell us management's basis for excluding any adjustment to your pro forma financial data as a result of these contracts. Reference is made to Article 11 of Regulation S-X.

12.   Please reconcile for us the amount disclosed as the actual quarterly depreciation and amortization in note (1) (b) with the actual historical financial statements presented elsewhere.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

13.   We note the use of terms and phrases such as "hold percentage," "table games drop," and "slot machine handle." Where the use of industry jargon is necessary, please clearly explain the meaning of the term the first time it is used.

Results of Operations for the Combined Nine Months Ended September 30, 2007 Compared to the Results of Operations for the Nine Months Ended September 30, 2006, page 48

14.   We note the calculated amounts of the change from period to period do not seem to be consistent with the amounts presented in your table on page 47. Please revise your filing for consistency and to the extent necessary, update your explanations of the increases or decreases between periods.

15.   Please revise your explanations for significant changes in your operating results here and throughout your MD&A, to include an analysis of the reasons why there were significant variations. For example, please tell us the reasons management believes caused the decrease in the table games drop that along with decrease in table games hold percentage resulted in the decrease in casino revenues or why the average daily rate increased from $194 to $217 which resulted in the increase in lodging revenues.

Liquidity, page 57

16.   To the extent possible, please quantify your short-term liquidity requirements.

Directors and Executive Officers, page 67

17.   Please describe Ryan Sprott's position/title at DLJMB.

18.   Please disclose background information for Fred Kleisner during 2005-2007, including any employment positions held.

19.   Please provide time periods for the employment history of Andrew Kwasniewski, Arnold Boswell, and Matt Greene.

Executive Compensation, page 69

20.   Please disclose, if accurate, that you do not compensate Mr. Szymanski for his services to you as an officer or director. Please briefly describe why Messrs. Kleisner and Szymanski are not compensated.

21.   Please update your compensation disclosure for 2007. Please include the tabular disclosures requires by Item 402 of Regulation S-K. For any compensation earned in 2007 that is not calculable please include a footnote stating as much and providing the date that said compensation is expected to be determined and that the compensation will be disclosed in a filing under Item 5.02(f) of Form 8-K. Refer to Instructions to Item 402(c)(2)(iii) and (iv) of Regulation S-K.

Annual Incentive Compensation, page 71

22.   We note your disclosure that your annual incentive compensation is based on "the achievement of annual financial results relative to company targeted or budgeted levels and individual goals." Please provide a quantitative and qualitative discussion of these financial targets and individual goals, including an analysis of your fiscal 2007 results and how that will impact annual incentive compensation paid for that year as well as a discussion of your fiscal 2008 targets and goals. In the alternative, please provide an analysis of why such disclosure would cause you competitive harm. Refer to Instruction 4 to Item 402(b) of Regulation S-K.

Equity Grants, page 71

23.   If applicable, please revise your disclosure to include information required by Items 402(d) and 402(e) of Regulation S-K for your 2007 compensation.

Changes in and Disagreements with Accountants on Accounting and Financial Disclosure, page 79

24.   We note that the first sentence in the second paragraph of your disclosure does not specifically address the two most recent fiscal years and the subsequent interim period through December 18, 2007. In addition, your disclosure should include the following language, if true, "which disagreements, if not resolved to the satisfaction of Deloitte, would have caused it to make reference to the subject matter of the disagreements in connection with its reports." Revise your filing accordingly. Reference is made to Item 304(a)(iv) of Regulation S-K. Please file a revised Exhibit 16 letter.

25.   We note that the second sentence in the second paragraph of your disclosure does not specify the period of Deloitte's audit report. Item 304(a)(ii) of Regulation S-K requires that you address the accountant's report for the past two years. Please revise your filing accordingly, including a revised Exhibit 16 letter.

26.   In addition to the disclosures made, you are also required under Item 304(a)(1)(v) to state whether, during the registrant's two most recent fiscal years and during the subsequent interim period through December 18, 2007, there were any "reportable events" as defined in Item 304(a)(1)(v) of Regulation S-K. In the event of any reportable events, provide the specific disclosures required by Item 304(a)(1)(v) of Regulation S-K. Please revise your filing accordingly, including a revised Exhibit 16 letter.

Audited Consolidated Financial Statements for the Predecessor

Report of Independent Registered Public Accounting Firm, page F-2

27.   We note you include an opinion and a letter at Exhibit 16.1 from Deloitte & Touche LLP; the opinion and the letter do not appear to be signed by Deloitte & Touche LLP. Please amend your filing to include evidence that their opinion and their letter are signed.

Balance Sheet, page F-3

28.   Please reconcile for us the outstanding balances on your long term debt as disclosed in Note 8 to the amounts presented on your Balance Sheet.

Notes to Consolidated Financial Statements

29.   Please tell us how you have complied with SFAS 131 or tell us why you believe it was not necessary to include segment disclosures.

Note 1. Predecessor Structure and Significant Accounting Policies

Fair Value of Financial Instruments, page F-10

30.   Please tell us and disclose management's basis for concluding that estimating fair value of your Junior Subordinated Notes was not practicable. Reference any authoritative literature that you relied upon in arriving at your conclusion.

Note 9. Income Taxes, page F-16

31.   We note you recorded a tax benefit in 2005, which is partially due to reversing a previously recorded $9.5 million valuation allowance. Please tell us and disclose in your filing the nature of this adjustment. Reference any authoritative literature that you relied upon.

Note 11. Employee Benefit Plans, page F-18

32.   Please tell us how you accounted for your deferred bonus plan. Reference any
        authoritative literature that you relied upon.

Unaudited Consolidated Financial Statements for the Predecessor as of and for the nine months
ended September 30, 2006

Notes to Consolidated Financial Statements

Note 4. Commitments and Contingencies, page F-26

33.   Please confirm to us and update your disclosure to indicate that management did not
        believe that the outcome of any litigation would have a material adverse effect on the
        Predecessor beyond what was recorded in the balance sheet as of September 30, 2006.

Financial Statements for Hard Rock Hotel Holdings, LLC as of and for the period ending
September 30, 2007, page F-28

34.   We note you do not included audited financial statements for the registrant as of a date
        within 135 days of the filing date. Please revise your filing to include these financial
        statements. Reference is made to Rules 3-01, 3-02, and 3-04 of Regulation S-X.

Balance Sheet, page F-28

35.   Please tell us why you have not recorded minority interest on your Balance Sheet or
        Statement of Operations for the non-controlling interests in the Casino Operator.

Notes to Consolidated Financial Statements

Note 1. Company Structure and Significant Accounting Policies, page F-31

36.   Please revise your filing to include your impairment accounting policy note for long-term
        assets and intangible assets.

37.   Please tell us how you accounted for the in-place lease with the operator of the Hard
        Rock Cafe. Reference is made to SFAS 141.

38.   We note you assumed liabilities of $42.8 million. Please tell us if this amount includes
        the $25 million deferred tax liability that you recorded in goodwill. Please tell us where
        you have recorded this $25 million deferred tax liability as of September 30, 2007, as it
        appears that the $15 million net deferred tax liability at September 30, 2007 relates to the
        deferred tax liability on indefinite life intangible assets, as disclosed on page F-43.

Note 7. Agreements with Related Parties, page F-41

39.   Please tell us how you have complied with SFAS 57, or tell us why you believe it was not necessary to disclose all your material related party transactions in your footnotes; specifically, the consulting agreement that you describe on page 74 or the fees paid to Column that you describe on page 75.

Note 9. Income Taxes, page F-43

40.   On page F-34, you disclose that your intangible assets are not expected to be amortized for tax purposes. Please tell us how you have complied with SFAS 109, or tell us why you believe it was necessary to record a deferred tax liability on indefinite life intangible assets.

*   *   *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Direct any questions regarding the accounting comments to Jennifer Monick at (202) 551-3295 or Kevin Woody, Accounting Branch Chief, at (202) 551-3629. Direct any other questions to Byron Cooper at (202) 551-3473 or the undersigned at (202) 551-3852.

Sincerely,

Michael McTiernan
Special Counsel

cc: Thomas C. Sadler (*via fax*)